File No. 70-9641

                           (As filed October 17, 2000)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          AMENDMENT NO. 4 ON FORM U-1/A
                             APPLICATION/DECLARATION
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               KeySpan Corporation
                               ACJ Acquisition LLC
                              One MetroTech Center
                            Brooklyn, New York 11201
            ---------------------------------------------------------
       (Name of companies filing this statement and addresses of principal executive offices)

                                      None
            ---------------------------------------------------------
        (Name of top registered holding company parent of each applicant)

                               Steven L. Zelkowitz
                    Senior Vice President and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201

           ---------------------------------------------------------
                     (Name and address of agent for service)

                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:

Kenneth M. Simon, Esq.                 L. William Law, Jr., Esq.
Laura V. Szabo, Esq.                   Senior Vice President and General Counsel
Dickstein Shapiro Morin                Eastern Enterprises
& Oshinsky LLP                         9 Riverside Road
2101 L Street, NW                      Weston, Massachusetts 02493
Washington, D.C.  20037

Andrew F. MacDonald, Esq.
Thelen Reid & Priest LLP
701 Pennsylvania Avenue, NW
Suite 800
Washington, D.C.  20004

                               AMENDMENT NO. 4 TO
                          APPLICATION/DECLARATION UNDER
                          SECTIONS 9, 10, AND 11 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     This    pre-effective    Amendment    No.   4    amends    the   Form   U-1
Application/Declaration previously filed in this proceeding with the Securities and Exchange Commission in the following respects:


Item 1.       Description of Proposed Transaction

     The description of EnergyNorth Propane, Inc. ("ENPI") contained in Item 1.B.1.c.ii is hereby amended by deleting the last two sentences of the paragraph describing ENPI.

Item 3.       Applicable Statutory Provisions

     The paragraph entitled "International Gas Related Activities" in Item 3.A.4.b.iii is hereby amended by deleting the last sentence of the second paragraph and replacing it with the following sentence:

                  "At the time that KeySpan registers as a holding company, it will hold a 50% or smaller equity interest in each of the international companies listed below (except for its investments in GMF, GMSP and GMSL (as defined below) in which it will hold a 100% equity interest) and such international investments will total approximately $345 million.1"

Item 6. Exhibits and Financial Statements

     1. The description of KeySpan Midstream in Exhibit E-5 is amended as follows:

              "KeySpan Midstream, a Delaware limited liability company and wholly-owned subsidiary of KEDC, indirectly holds, through several wholly-owned subsidiaries, 100% of each of (i) GMS Facilities Limited ("GMF"), (ii) Gulf Midstream Services Limited ("GMSL"),
              (iii) Gulf Midstream Services Partnership ("GMSP") (collectively, the


-------------------------
1 On or about October 15, 2000, KeySpan Midstream acquired the remaining interests in each of GMF, GMSP and GMSL so that each of those entities are now indirectly, wholly owned subsidiaries of KeySpan Midstream, instead of partially owned subsidiaries.

              "Canadian Companies") and (iv) KeySpan Energy Canada, Ltd. ("KeySpan Canada").2

     2. Exhibit F-1 (Opinion of Counsel) is attached hereto.






-------------------------
2 GMF, GMSL and GMSP will be renamed so that their names will incorporate the use of the term KeySpan. A chain of intermediary companies has been established for the purpose of holding interests in the Canadian Companies and KeySpan
Canada. KeySpan Midstream and KEDC together own 100% of KeySpan CI Midstream Ltd., a Cayman Island corporation, which in turn is the sole shareholder of KeySpan Luxembourg S.A.R.L. ("KS Luxembourg"). KS Luxembourg, a Luxembourg limited liability company, and its wholly-owned subsidiary, Nicodama Beheer V.B.V. (a Netherlands company), hold all of the issued and outstanding shares of KeySpan Energy Development Co. (Nova Scotia) ("KeySpan Nova Scotia"). KS Luxembourg also owns 100% of KS Midstream Finance Co. (Nova Scotia) which has extended credit to KeySpan Nova Scotia. KeySpan Nova Scotia directly owns an approximate 50% interest in each of the Canadian Companies, 100% of KeySpan Canada, and a 76% interest in the Paddle River gas processing plant located in western Canada.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be singed on its behalf by the undersigned officer thereunto duly authorized.

                                         KEYSPAN CORPORATION


                                                   /s/
                                         --------------------------
                                         Steven Zelkowitz
                                         Senior Vice President and General
                                         Counsel


                                         ACJ ACQUISITION LLC


                                                   /s/
                                         --------------------------
                                         Steven Zelkowitz
                                         Manager


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